AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2005

                                                   REGISTRATION NO. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------
                                    FORM S-8
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      ------------------------------------

                               AVISTA CORPORATION
             (Exact name of registrant as specified in its charter)

                      ------------------------------------

             Washington                                       91-0462470
  (State or other jurisdiction of                          (I.R.S. Employer
   incorporation or organization)                       Identification Number)

                            1411 East Mission Avenue
                         Spokane, Washington 99202-2600
                                 (509) 489-0500
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      ------------------------------------
                               AVISTA CORPORATION
                            LONG-TERM INCENTIVE PLAN
                            (Full title of the plan)
                      ------------------------------------

                                 M. K. MALQUIST
                          Senior Vice President, Chief
                                    Executive
                              Officer and Treasurer
                               AVISTA CORPORATION
                            1411 East Mission Avenue
                         Spokane, Washington 99202-2600
                                 (509) 489-0500

          (Name, address and telephone number, including area code, of agent for service)

                      ------------------------------------
                                    Copy to:
                               Benjamin I. Delancy
                            Thelen Reid & Priest LLP
                              701 Eighth Street, NW
                             Washington, D.C. 20001
                                 (202) 508-4000
                      ------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------- ------------------- --------------------- -------------------- ------------------
                                                            PROPOSED              PROPOSED
         TITLE OF SECURITIES         AMOUNT TO BE       MAXIMUM OFFERING     MAXIMUM AGGREGATE       AMOUNT OF
          TO BE REGISTERED          REGISTERED (1)     PRICE PER SHARE (3)   OFFERING PRICE (3)  REGISTRATION FEE
--------------------------------- ------------------- --------------------- -------------------- ------------------
Common stock, no par value.           1,000,000             $18.35              $18,350,000          $2,159.80
--------------------------------- ------------------- --------------------- -------------------- ------------------
Preferred Share Purchase Rights      1,000,000 (2)            (2)                    (2)                (2)
--------------------------------- ------------------- --------------------- -------------------- ------------------

(1) Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also covers such indeterminable number of additional securities as may become deliverable as a result of stock splits, stock dividends or similar transactions, in accordance with the provisions of the employee benefit plan described herein.

(2) Since no separate consideration will be paid for the common stock purchase rights, the registration fee for such securities is included in the fee for the common stock. The value attributable to the common stock purchase rights, if any, is reflected in the market price of the common stock.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(h) under the Securities Act of 1933 on the basis of the average of the high and low prices of the registrant's common stock on the New York Stock Exchange composite tape on July 7, 2005.

================================================================================

                                EXPLANATORY NOTE

     This registration statement is being filed solely to register the issuance of (i) up to 1,000,000 additional shares of common stock, no par value ("Common Stock"), of Avista Corporation, a Washington corporation (the "Company" or "Avista Corp."), pursuant to the Company's Long-Term Incentive Plan (the "Plan"). The Company previously filed a registration statement on Form S-8 (File No. 333-58197) on June 30, 1998, covering 2,500,000 shares of its Common Stock initially authorized for issuance under the Plan. Pursuant to Section 5 of the Plan, as of May 12, 2005, the number of shares that may by delivered pursuant to awards granted under the Plan was increased by 1,000,000.

PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents filed with the Securities and Exchange Commission (the "SEC") are hereby incorporated by reference in this registration statement:

     o Avista Corp.'s Annual Report on Form 10-K for the year ended December 31, 2004 filed March 11, 2005,

     o Avista Corp.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed May 6, 2005,

          and

     o Avista Corp.'s Current Reports on Form 8-K filed February 16, 2005, March 25, 2005, April 4, 2005 (only with respect to the information provided under Item 8.01) and May 18, 2005.

     All other documents filed by Avista Corp. with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") after the date hereof and prior to the filing of a post-effective amendment, which indicates that the securities offered hereby have been sold or which deregister the securities covered hereby then remaining unsold, shall also be deemed to be incorporated by reference into this registration statement and to be a part hereof commencing on the respective dates on which such documents are filed.

     You may request any of these filings, at no cost, by contacting the Company at the address or telephone number provided on the cover page of this registration statement. Avista Corp. maintains an Internet site at http://www.avistacorp.com which contains information concerning Avista Corp. and its affiliates. Avista Corp. makes available free of charge, on or through its Internet site, its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. The information contained at Avista Corp.'s Internet site is not incorporated in this registration statement by references and you should not consider it a part of this registration statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

     GENERAL

     The authorized capital stock of Avista Corp. consists of 10,000,000 shares of Preferred Stock, cumulative, without nominal or par value, which is issuable in series (the "Preferred Stock"), and 200,000,000 shares of Common Stock without nominal or par value, together with attached preferred share purchase rights (the "Common Stock"). Following is a brief description of certain of the rights and privileges of the Common Stock. The following description, which does not purport to be complete, is qualified in its entirety by Avista Corp.'s Restated Articles of Incorporation, as amended (the "Articles"), and its Bylaws, as amended (the "Bylaws"), and to the laws of the State of Washington.

     DIVIDEND RIGHTS

     After full provision for all Preferred Stock dividends declared or in arrears, the holders of Common Stock are entitled to receive such dividends as may be lawfully declared from time to time by Avista Corp.'s Board of Directors.

     Various financing arrangements, charter provisions and regulatory requirements may impose certain restrictions on the payment of dividends.

     VOTING RIGHTS

     The holders of the Common Stock have sole voting power, except as indicated below or as otherwise provided by law. Each holder of Common Stock is entitled to one vote per share, except that, in the election of directors, each holder has "cumulative" voting rights by which such holder is entitled to that number of votes which is equal to the number of directors to be elected multiplied by the number of shares held. These votes may all be cast for a single nominee for director or may be distributed among any two or more nominees.

     If dividends payable on any shares of Preferred Stock shall be in arrears in an amount equal to the aggregate amount of dividends accumulated on such shares of Preferred Stock over the eighteen (18) month period ended on such date, the holders of such stock become entitled, voting as one class, to elect a majority of the Board of Directors, and the holders of the Common Stock, voting as a single class, will be entitled to elect the remaining directors of Avista Corp. Such right does not cease until all defaults in the payment of dividends on the Preferred Stock shall have been cured.

     In addition, the consent of various proportions of the Preferred Stock at the time outstanding is required to adopt any amendment to the Articles which would authorize any new class of stock ranking prior to or on a parity with the Preferred Stock as to certain matters, to increase the authorized number of shares of the Preferred Stock or to change any of the rights or preferences of outstanding Preferred Stock.

     CLASSIFIED BOARD OF DIRECTORS

     Both the Articles and the Bylaws provide for a Board of Directors divided into three classes. Each director of a class will generally serve for a term of three years, with only one class of directors being elected in each year. The classification of the Board of Directors reduces the impact of cumulative voting rights.

     The Articles and Bylaws also generally provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the outstanding shares of Common Stock. The Articles and Bylaws further require an affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock to alter, amend or repeal the provisions relating to the classification of the Board of Directors and the removal of members from, and the filling of vacancies on, the Board of Directors.

     "FAIR PRICE" PROVISION

     The Articles contain a "fair price" provision which requires the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock for the consummation of certain business combinations, including mergers, consolidations, recapitalizations, certain dispositions of assets, certain issuances of securities, liquidations and dissolutions involving Avista Corp. and a person or entity who is or, under certain circumstances, was, a beneficial owner of 10% or more of the outstanding shares of Common Stock (an "Interested Shareholder") unless

     o such business combination shall have been approved by a majority of the directors unaffiliated with the Interested Shareholder or

     o certain minimum price and procedural requirements are met. The Articles provide that the "fair price" provision may be altered, amended or repealed only by the affirmative vote of the holders of at least 80% of the outstanding shares of Common Stock.

     PREFERRED SHARE PURCHASE RIGHTS

     General

     The description and terms of the rights are set forth in the Rights Agreement, dated as of November 15, 1999 (the "Rights Agreement") between Avista Corp. and The Bank of New York, as Rights Agent, filed with the SEC. The proceeding summary of the rights is qualified in its entirety by reference to the Rights Agreement.

     On November 12, 1999, the Avista Corp. Board of Directors authorized the Rights Agreement to replace the then-existing rights plan, which expired on February 16, 2000. Under the Rights Agreement, Avista Corp. granted one preferred share purchase right (a "Right") on each outstanding share of Common Stock to holders of Common Stock outstanding on February 15, 2000 or issued thereafter. The description and terms of the Rights are set forth in the Rights Agreement.

     Each Right entitles the registered holder, subject to regulatory approvals and other specified conditions, to purchase one one-hundredth of a share of Preferred Stock at a purchase price of $70.00 (the "Purchase Price"). The Rights are exercisable only if a person or group

     o acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock, or

     o commences a tender or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding shares of Common Stock.

     Until that time, the Rights are evidenced by and trade with the shares of Common Stock. The Rights will expire on March 31, 2009 unless Avista Corp. first redeems or exchanges them, in each case as described below.

     The purchase of stock pursuant to the Rights may be subject to regulatory approvals and other specified conditions. Under no circumstances will a person or group that acquires 10% of the Common Stock be entitled to exercise Rights.

     "Flip-in"

     If any person or group acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock, each unexercised Right will entitle its holder to purchase that number of shares of Common Stock or, at the option of Avista Corp., Preferred Stock, which has a market value at that time of twice the Purchase Price.

     "Flip-over"

     In the event that any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock, and Avista Corp.

     o    consolidates or merges with or into, or

     o    sells 50% or more of its assets or earning power to,

     any person or group, each unexercised Right would instead entitle its holder to purchase the acquiring company's common shares having a market value of twice the Purchase Price.

     Exchange

     If a person or group acquires beneficial ownership of more than 10% but less than 50% of the outstanding shares of Common Stock, Avista Corp. may exchange each outstanding Right for one share of Common Stock or cash, securities or other assets having a value equal to the market value of one share of Common Stock. That exchange may be subject to regulatory approvals.

     Redemption

     Avista Corp. may redeem the Rights, at a redemption price of $0.01 per Right, at any time until any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock.

     Certain Adjustments

     The Purchase Price, the amount and type of securities covered by each Right and the number of Rights outstanding will be adjusted to prevent dilution

     o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,

     o if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock or equivalent preferred shares at less than the current market price of the Preferred Stock, or

     o upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustments in the Purchase Price will be made until cumulative adjustments amount to at least 1% of the Purchase Price. Avista Corp. will not issue fractional shares of Preferred Stock other than in integral multiples of one ten-thousandth of a share. Instead, Avista Corp. will make an adjustment in cash based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     Amounts Outstanding

     Avista Corp. distributed one Right to its shareholders for each share of Common Stock owned of record by them at the close of business on February 15, 2000. Until the earliest of

     o such time as any person or group acquires beneficial ownership of 10% or more of the outstanding shares of Common Stock,

     o    March 31, 2009, or

     o    the redemption of the Rights,

     Avista Corp. has issued and will continue to issue one Right with each share of Common Stock that is issued after February 15, 2000 so that each outstanding share of Common Stock will have an appurtenant Right. Avista Corp. has initially authorized and reserved 600,000 shares of Preferred Stock for issuance upon exercise of the Rights.

     Amendment

     Avista Corp. may amend the Rights Agreement in any respect until any person or group has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock. Thereafter, Avista Corp. may amend the Rights Agreement in any manner which will not adversely affect the holders of the Rights in any material respect.

     ANTI-TAKEOVER EFFECT

     The Washington Business Corporation Act contains certain provisions, including business combination provisions that would be applicable to, among other things, certain mergers, share exchanges or sales of assets having an aggregate market value equal to 5% or more of the consolidated assets of Avista Corp. or a subsidiary and a shareholder that beneficially owns 10% or more of the outstanding Common Stock of Avista Corp. We have no right to waive the applicability of these provisions.

     The provisions of the Articles and the Bylaws described above under "Classified Board of Directors" and "`Fair Price' Provision" and the Rights Agreement described above under "Preferred Share Purchase Rights," together with certain provisions of the Washington Business Corporation Act, considered either individually or in the aggregate, may have an "anti-takeover" effect. These provisions could discourage a future takeover attempt which is not approved by Avista Corp.'s Board of Directors but which individual shareholders might deem to be in their best interests or in which shareholders would receive a premium for their shares over current market prices. As a result, shareholders who might desire to participate in such a transaction might not have an opportunity to do so.

     The Rights described above under "Preferred Share Purchase Rights" would cause substantial dilution to a person or group that attempts to acquire Avista Corp. on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired or redeemed. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Stock since until such time the Rights may be redeemed, or the Rights Agreement may be amended, as described above.

     The provisions described above under "Classified Board of Directors" could also cause the removal of the incumbent Board of Directors or management to require more time or render such removal more difficult, procedurally or otherwise.

     LIQUIDATION RIGHTS

     In the event of any liquidation of Avista Corp., after satisfaction of the preferential liquidation rights of the Preferred Stock, the holders of Common Stock would be entitled to share ratably in all assets of Avista Corp. available for distribution to shareholders.

     PRE-EMPTIVE RIGHTS

     No holder of any stock of Avista Corp. has any pre-emptive rights.

     MISCELLANEOUS

     The presently outstanding shares of Common Stock are fully paid and non-assessable.

     The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange.

     The New York Transfer Agent and Registrar for the Common Stock is: The Bank of New York, 101 Barclay Street, 11th Floor, New York, New York 10286.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Seventh of the Company's Restated Articles of Incorporation ("Articles") provides, in part, as follows:

     "The Corporation shall, to the full extent permitted by applicable law, as from time to time in effect, indemnify any person made a party to, or otherwise involved in, any proceeding by reason of the fact that he or she is or was a director of the Corporation against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with any such proceeding. The Corporation shall pay any reasonable expenses incurred by a director in connection with any such proceeding in advance of the final determination thereof upon receipt from such director of such undertakings for repayment as may be required by applicable law and a written affirmation by such director that he or she has met the standard of conduct necessary for indemnification, but without any prior determination, which would otherwise be required by Washington law, that such standard of conduct has been met. The Corporation may enter into agreements with each director obligating the Corporation to make such indemnification and advances of expenses as are contemplated herein. Notwithstanding the foregoing, the Corporation shall not make any indemnification or advance, which is prohibited by applicable law. The rights to indemnity and advancement of expenses granted herein shall continue as to any person who has ceased to be a director and shall inure to the benefit of the heirs, executors and administrators of such a person."

     The Company has entered into indemnification agreements with each director as contemplated in Article Seventh of the Articles.

     Article IX of the Company's Bylaws contains an indemnification provision similar to that contained in the Articles and, in addition, provides in part as follows:

     "Section 2. Liability Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is, or was a director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the laws of the State of Washington."

     Revised Code of Washington 23B.08.510 sets forth the extent to which indemnification is permitted under the laws of the State of Washington.

ITEM 8.  EXHIBITS.

Exhibit
Number     Description of Exhibits
------     -----------------------
3.1*    -  Restated Articles of Incorporation of Avista Corporation as amended
           November 1, 1999, filed as Exhibit 3(a) to the Annual Report on Form 10-K for the period ended December 31, 2001, which exhibit is incorporated herein by reference.
3.2*    -  Bylaws of Avista Corporation, as amended August 13, 2004, filed as
           Exhibit 3(b) to the Current Report on Form 8-K dated as of August 13, 2004, which exhibit is incorporated herein by reference.
4       -  Avista Corporation Long-Term Incentive Plan, as amended, filed as
           Appendix A to the Definitive Proxy Statement on Schedule 14A of Avista Corporation filed on March 31, 2005, which appendix is incorporated herein by reference.
23      -  Consent of Deloitte & Touche LLP
24      -  Power of Attorney (included on the signature page hereto)

_________________________________
*Incorporated herein by reference as indicated.


ITEM 9.  UNDERTAKINGS.

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

                                POWER OF ATTORNEY

     The Registrant hereby appoints each Agent for Service named in this registration statement as its attorney-in-fact to sign in their name and behalf, and to file with the Securities and Exchange Commission any and all amendments, including post-effective amendments, to this registration statement, and each director and/or officer of the Registrant whose signature appears below hereby appoints each such Agent for Service as his attorney-in-fact with like authority to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all such amendments.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane and State of Washington on the 13th day of July, 2005

                                           AVISTA CORPORATION

                                           By: /s/ Malyn K. Malquist
                                               -----------------------------
                                                     Malyn K. Malquist
                                               Senior Vice President, Chief
                                               Financial Officer & Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

          Signature                           Title                        Date
          ---------                           -----                        ----
/s/ Gary G. Ely                     Principal Executive Officer        July 13, 2005
-----------------------------
        Gary G. Ely
   Chairman of the Board
    President and Chief
     Executive Officer


/s/ Malyn K. Malquist               Principal Financial Officer        July 13, 2005
-----------------------------       and Accounting Officer
      Malyn K. Malquist
 Senior Vice President, Chief
Financial Officer & Treasurer


/s/ Erik J. Anderson                Director                           July 13, 2005
-----------------------------
    Erik J. Anderson




/s/ Kristianne Blake                Director                           July 13, 2005
---------------------------
    Kristianne Blake


/s/ David A. Clack                  Director                           July 13, 2005
---------------------------
    David A. Clack


/s/ Roy Lewis Eiguren               Director                           July 13, 2005
---------------------------
    Roy Lewis Eiguren


/s/ Jack W. Gustavel                Director                           July 13, 2005
---------------------------
    Jack W. Gustavel


/s/ John F. Kelly                   Director                           July 13, 2005
---------------------------
    John F. Kelly


/s/ Jessie J. Knight, Jr.           Director                           July 13, 2005
---------------------------
    Jessie J. Knight, Jr.


/s/ Michael L. Noel                 Director                           July 13, 2005
---------------------------
    Michael L. Noel


/s/ Lura J. Powell, Ph.D.           Director                           July 13, 2005
---------------------------
    Lura J. Powell, Ph.D.


/s/ R. John Taylor                  Director                           July 13, 2005
---------------------------
    R. John Taylor

                                  EXHIBIT INDEX
                                  -------------

Exhibit
Number  Description of Exhibits
------  -----------------------
23      Consent of Deloitte & Touche LLP
24      Power of Attorney (included on the signature page hereto)


                                      II-1